Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended Dec. 31,
	2010	2009	2008	2007	2006

EARNINGS:
Net income from continuing operations attributable to Alliant Energy Corporation common shareowners	$289.3	$110.1	$279.4	$425.1	$337.8
Income tax expense (benefit) (a)	145.2	(9.3)	139.6	256.3	202.8

Subtotal	434.5	100.8	419.0	681.4	540.6

Fixed charges as defined	219.3	200.6	186.5	185.6	213.4

Adjustment for undistributed equity earnings	(5.9)	(6.7)	(6.1)	(7.8)	(16.6)

Less:
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	27.5	17.3	27.5	29.5	29.3

Total earnings as defined	$620.4	$277.4	$571.9	$829.7	$708.1

FIXED CHARGES:
Interest expense	$163.0	$154.9	$125.8	$116.7	$145.7
Estimated interest component of rent expense	28.8	28.4	33.2	39.4	38.4
Preferred dividend requirements of subsidiaries (pre-tax basis) (b)	27.5	17.3	27.5	29.5	29.3

Total fixed charges as defined	$219.3	$200.6	$186.5	$185.6	$213.4

Ratio of Earnings to Fixed Charges (c)	2.83	1.38	3.07	4.47	3.32

(a)	Includes net interest related to unrecognized tax benefits.
(b)	Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective annual effective income tax rate.
(c)	The ratio calculation in the above table relates to Alliant Energy Corporation's continuing operations.